Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

	Q2 2021	Q1 2021	Six months ended April 30, 2021	For the Year-Ended October 31, 2020
Return on Assets	0.99%	0.90%	0.95%	0.70%
Return on Equity	19.4%	18.6%	19.0%	14.2%
Dividend Payout Ratio	39%	41%	40%	55%
Equity to Asset Ratio	5.47%	5.19%	5.33%	5.19%